

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Kimberlee C. Drapkin
Chief Executive Officer
Graphite Bio, Inc.
611 Gateway Blvd., Suite 120
San Francisco, CA 94080

Re: Graphite Bio, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Exhibit Nos. 10.30, 10.45, and 10.46
Filed February 9, 2024
File No. 333-275919

Dear Kimberlee C. Drapkin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Goodman, Esq.